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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On January 9, 2004, Bookham Technology plc (the "Company") announced that on January 8, 2004 it received notification from The Goldman Sachs Group, Inc. that as of close of business on January 6, 2004, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 8,851,156 shares being 4.08% of the issued share capital of the Company. A copy of this announcement is attached hereto as Exhibit 99.1 and is incorporated by reference.

        On January 12, 2004, the Company issued a press release announcing that Dr. Michael Lebby of the Company would speak at the 12th OEIC & Optical Interconnection Workshop of the Optoelectronic Industry and Technology Development Association, held in Tokyo, regarding transceivers based on the XFP Multi Source Agreement. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated by reference.

        On January 13, 2004, the Company announced that on January 12, 2004 it received notification from Aviva plc (formerly CGNU plc) ("Aviva") that, following a sale of 701,000 ordinary shares in the Company on January 8, 2004, its subsidiary Morley Fund Management Limited is now interested in 30,049,741 ordinary shares, representing approximately 13.85% of the current issued share capital of the Company, including a material interest in 19,600,186 shares (9.04%). Aviva has the same interest. A copy of this announcement is attached hereto as Exhibit 99.3 and is incorporated by reference.

        On January 15, 2004, in connection with the proposed acquisition of New Focus, Inc., the Company filed Amendment No. 3 to Registration Statement on Form F-4 with the Securities and Exchange Commission. A copy of this announcement is attached hereto as Exhibit 99.4 and is incorporated by reference.

        On January 16, 2004, the Company announced that on January 15, 2004 it received notification from The Goldman Sachs Group, Inc. that as of close of business on January 13, 2004, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 10,817,986 shares being 4.98% of the issued share capital of the Company. A copy of this announcement is attached hereto as Exhibit 99.5 and is incorporated by reference.

        On January 23, 2004, the Company announced that on January 22, 2004 it received notification from Aviva that, following a sale of 1,200,000 ordinary shares in the Company on January 20, its subsidiary Morley Fund Management Limited is now interested in 27,852,441 ordinary shares, representing approximately 12.84% of the current issued share capital of the Company, including a material interest in 18,895,514 shares (8.71%). Aviva has the same interest. A copy of this announcement is attached hereto as Exhibit 99.6 and is incorporated by reference.

        On January 30, 2004, the Company issued a press release announcing that the Company will display a range of end-to-end optical communications device capabilities at the forthcoming Optical Fiber Communication (OFC) 2004 in Los Angeles in February. A copy of this press release is attached hereto as Exhibit 99.7 and is incorporated by reference.

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Announcement issued on January 9, 2004.	1
99.2	Press Release issued on January 12, 2004.	2
99.3	Announcement issued on January 13, 2004.	6
99.4	Announcement issued on January 15, 2004.	7
99.5	Announcement issued on January 16, 2004.	8
99.6	Announcement issued on January 23, 2004.	9
99.7	Press Release issued on January 30, 2004.	10

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC
Date: February 23, 2004	By:	/s/ GIORGIO ANANIA Name: Giorgio Anania Title: Chief Executive Officer and President

Exhibits
99.1	Announcement issued on January 9, 2004.
99.2	Press Release issued on January 12, 2004.
99.3	Announcement issued on January 13, 2004.
99.4	Announcement issued on January 15, 2004.
99.5	Announcement issued on January 16, 2004.
99.6	Announcement issued on January 23, 2004.
99.7	Press Release issued on January 30, 2004.

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BOOKHAM TECHNOLOGY PLC
Signatures